SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (FEE REQUIRED) for the fiscal year ended July 31, 2000 or

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (NO FEE REQUIRED) for the transition period from _____________ to
     _______________

COMMISSION FILE NUMBER   1-7891
                         ------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DONALDSON COMPANY, INC.
                              1400 WEST 94TH STREET
                          MINNEAPOLIS, MINNESOTA 55431

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Financial statements
as of July 31, 2000 and 1999
together with report of
independent public accountants

CONTENTS                                                                    PAGE


Report of independent public accountants                                      1

Statements of net assets available for benefits                               2

Statements of changes in net assets available for benefits                    3

Notes to financial statements                                                 4

Schedule of assets held for investment purposes at end of year                7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of Donaldson Company, Inc.:

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Employees' Retirement Savings Plan as of July 31, 2000, and the related statements of changes in net assets available for benefits for the year then ended. Other auditors audited the Plan as of and for the year ended July 31, 1999, and their report dated January 17, 2000 expressed an unqualified opinion. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Minneapolis, Minnesota,
December 4, 2000

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Statements of net assets available for benefits

As of July 31

                                                             2000            1999
                                                         ------------    ------------
INVESTMENTS AT FAIR VALUE:
   Interest-bearing cash                                 $    204,911    $     92,869
   Mutual funds                                            91,013,451      88,987,952
   Donaldson Company, Inc. stock                           21,202,878      27,482,474
   Participant loans                                        3,124,027       2,872,469
                                                         ------------    ------------
               Total investments at fair value            115,545,267     119,435,764
                                                         ------------    ------------

RECEIVABLES:
   Income receivable                                            1,635              --
   Employee receivable                                        297,578              --
                                                         ------------    ------------
               Total receivables                              299,213              --
                                                         ------------    ------------
               Net assets available for benefits         $115,844,480    $119,435,764
                                                         ============    ============



The accompanying notes are an integral part of these financial statements.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Statements of changes in net assets available for benefits

For the years ended July 31

                                                              2000              1999
                                                          ------------      ------------
ADDITIONS:
   Contribution from employees                           $  10,241,072     $  10,151,941
   Investment income                                         8,987,472         5,371,897
   Other                                                           565                --
                                                          ------------      ------------
                                                            19,229,109        15,523,838

DEDUCTIONS:
   Payments to participants                                 12,028,844         7,128,422
   Administration fees                                          21,904            21,541
                                                          ------------      ------------
                                                            12,050,748         7,149,963


REALIZED/UNREALIZED (DEPRECIATION) APPRECIATION
   OF INVESTMENTS                                          (10,769,645)       13,126,710
                                                          ------------      ------------
               Net (decrease) increase                      (3,591,284)       21,500,585

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                       119,435,764        97,935,179
                                                          ------------      ------------
   End of year                                           $ 115,844,480     $ 119,435,764
                                                          ============      ============



The accompanying notes are an integral part of these financial statements.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Notes to financial statements

As of July 31, 2000

1   SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year.

The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) of investments.

The net gain (loss) on the sale of investments is the difference between the proceeds received and the historical average cost of investments sold. This amount is reflected in the statement of changes in net assets available for benefits as realized appreciation/(depreciation) of benefits. For purposes of complying with the Department of Labor's requirements for preparing Form 5500, the Company determines net gain based on a revalued, rather than historical, cost.

EXPENSES

Except for investment management fees and administrative fees charged by the recordkeeper, Donaldson Company, Inc. (the Plan's sponsor) pays all Plan-related expenses including legal, accounting and other services.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

2   DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan sponsored by Donaldson Company, Inc. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

Employees are eligible to participate in the Plan upon employment in recognized employment as defined by the Plan document.

The Plan allows employee contributions to the Plan through payroll deductions of 1 percent to 12 percent of their salary. Employees are 100 percent vested in their accounts at all times.

Fidelity Management Trust Company is the Plan's trustee and participant recordkeeper.

The changes in net assets of the Plan are allocated to the individual participant's accounts daily as provided for in the plan agreement.

The Company has the right under the plan agreement to amend or terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.

Amounts contributed to the Plan are invested in one of nine investment options. Participants may choose between the following investment alternatives:

FIDELITY MANAGED INCOME PORTFOLIO II FUND

Monies are invested in a portfolio of investments consisting primarily of investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity. The fund's objective is to earn a competitive level of income with preservation of capital. This investment option carries a low-to-moderate level of investment risk.

FIDELITY CONTRAFUND

Monies are invested mainly in U.S. and foreign common stocks of companies that the fund's manager believes are undervalued or out of favor. The fund generally focuses on companies that are unpopular, but whose products show potential for improvement. This investment option carries a high level of investment risk.

FIDELITY MAGELLAN FUND

Monies are invested primarily in common stocks of small, medium and large companies, both well-known and lesser-known, with above average growth potential and a correspondingly higher level of risk. This investment option carries a moderate-to-high level of investment risk.

FIDELITY OVERSEAS FUND

Monies are invested primarily in equity securities of issuers whose principal activities are outside the U.S. The fund expects to invest the majority of its assets in stocks but may also invest in debt securities. The value of this fund can be affected by the performance of foreign markets, the changing value of the U.S. dollar and foreign political events. This investment option carries a high level of investment risk.

FIDELITY PURITAN FUND

Monies are invested in high-yielding U.S. and foreign securities, and common and preferred stocks and bonds of any quality or maturity. This investment option carries a moderate level of investment risk.

FIDELITY EQUITY INCOME FUND

Monies are invested primarily in income producing stock, such as common and preferred stocks but may also invest in bonds for income. The fund generally avoids securities issued by companies without proven earnings or credit. This investment option carries a moderate-to-high level of investment risk.

SPARTAN U.S. EQUITY INCOME FUND

Monies are invested primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index. The fund's focus is on duplicating the composition and performance of the index. This investment option carries a moderate-to-high level of investment risk.

SCHRODER U.S. SMALLER COMPANIES FUND

Monies are invested primarily in U.S. companies that have, at the time of purchase, market capitalizations of $1.5 billion or less. The fund focuses on companies with strong management that it believes can generate above-average earnings growth and are selling at favorable prices in relation to book values and earnings. The fund invests primarily in common and preferred stocks and securities convertible into common stocks. This investment option carries a moderate-to-high level of investment risk.

DONALDSON COMMON STOCK FUND

Monies are invested in the common stock of Donaldson Company, Inc. This investment option is presented to provide participants with the opportunity to invest in the future growth of the Company.

3   INVESTMENTS

The current value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                         2000                             1999
                                           ------------------------------   ------------------------------
                                           Units or shares  Current value   Units or shares  Current value
                                           ---------------  -------------   ---------------  -------------
Common stock of Donaldson Company, Inc.
   (sponsor)                                   1,105,036     $21,202,878       1,107,606      $27,482,474
Fidelity Magellan Fund                           140,734      18,712,046         122,847       15,405,011
Fidelity Contrafund                              234,200      13,232,303         172,933       10,697,622
Fidelity Equity Income Fund                      586,480      29,887,034         584,159       34,967,786
Fidelity Managed Income Portfolio II Fund     20,851,343      20,851,343      22,994,964       22,994,964

During the years ended July 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $(10,769,645) and $13,126,710 respectively as follows:

                                                                        2000            1999
                                                                    ------------    ------------
            Mutual funds                                            $ (4,830,009)   $  5,676,000
            Donaldson Company, Inc. stock                             (5,939,636)      7,450,710
                                                                    ------------    ------------
                                                                    $(10,769,645)   $ 13,126,710
                                                                    ============    ============

4   LOANS TO PARTICIPANTS

Under the plan agreement, participants may borrow up to 50 percent of their account balance or $50,000, whichever is less. At July 31, 2000 and 1999, $3,124,027 and $2,872,469, respectively, of loans were outstanding at interest rates varying from 7 percent to 10 percent.

5   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 20, 1995, stating that the Plan is designed in compliance with the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6   TRANSACTIONS WITH PARTIES IN INTEREST

The Plan received $299,850 and $259,073 in common stock dividends from Donaldson Company, Inc. for the years ended July 31, 2000 and 1999, respectively.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

(EMPLOYER IDENTIFICATION NUMBER: 41-0222640) (PLAN NUMBER: 007)

Schedule of assets held for investment purposes at end of year

July 31, 2000

Identity of issue, borrower or similar party       Description of investment          Cost      Current value
--------------------------------------------  ---------------------------------    -----------  -------------
Fidelity Management Trust Company
   institutional cash portfolio*              204,911 units                        $   204,911   $    204,911
Donaldson Company, Inc.*                      1,105,036 shares of common stock      15,532,858     21,202,878
Fidelity Puritan Fund                         41,933 units of participation            821,237        793,373
Fidelity Magellan Fund                        140,734 units of participation        14,971,429     18,712,046
Fidelity Contrafund                           234,200 units of participation        12,008,140     13,232,302
Fidelity Equity Income Fund                   586,480 units of participation        24,413,850     29,887,034
Fidelity Overseas Fund                        104,628 units of participation         3,967,918      4,555,515
Fidelity Managed Income Portfolio II Fund     20,851,343 units of participation     20,851,343     20,851,343
Spartan U.S. Equity Income Fund               41,462 units of participation          1,957,468      2,104,212
Schroder U.S. Smaller Companies Fund          51,263 units of participation            727,680        877,626
Participant loans                             Interest rates from 7% to 10%                 --      3,124,027
                                                                                   -----------   ------------
               Total assets held for investment                                    $95,456,834   $115,545,267
                                                                                   ===========   ============


*Indicated party in interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   DONALDSON COMPANY, INC. EMPLOYEES'
                                   ----------------------------------
                                   RETIREMENT SAVINGS PLAN
                                   -----------------------
                                             (Name of Plan)

Date      1/29/01                  By:  /s/ Thomas A. Windfeldt
     ------------------------           -----------------------

                                        Thomas A. Windfeldt
                                        Vice President, Controller and Treasurer

                                  EXHIBIT INDEX

                           ANNUAL REPORT ON FORM 11-K



23    -     Consent of Independent Public Accountants